BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to CVM Resolution No. 44, of August 23,2021, in furtherance to the Announcement to the Market on January 13, 2022, communicates to its shareholders and the market in general that its wholly-owned subsidiary BRF GmbH has executed a joint-venture agreement (“JVA”) with Halal Products Development Company (“HPDC”), a wholly-owned subsidiary of the Public Investment Fund (“PIF”) that aims to support the development of the Halal industry in Saudi Arabia by fostering innovation and driving growth across the Halal ecosystem. The transaction is still subject to obtaining regulatory and internal approvals of the JVA parties.

The JVA provides for the incorporation of a legal entity in Saudi Arabia with an ownership of up to 70% by BRF and up to 30% by HPDC. The entity will operate in the entire chicken production chain in Saudi Arabia and promote the sale of fresh, frozen and processed products. The joint venture will have a combined investment of US$ 500,000,000.00 (five hundred million US dollars), of which (i) US$ 125,000,000.00 (one hundred and twenty- five million US dollars) will be contributed by BRF GmbH and by HPDC upon the incorporation of the joint venture company; and (ii) the remainder will be contributed pursuant to the investment plan to be prepared by the JVA parties. The JVA also foresees the creation of Halal Headquarters, a Halal Food Innovation Center and a Center of Excellence in Saudi Arabia.

The Company will keep its shareholders and the market in general duly informed about any relevant matter related to the present announcement.

São Paulo, October 24, 2022

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.